UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 1, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Kornit Digital Ltd.

File No. 333-202291 - CF#32028

Kornit Digital Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on February 25, 2015, as amended.

Based on representations by Kornit Digital Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.4	through March 31, 2017
Exhibit 10.5	through January 5, 2016
Exhibit 10.6	through January 5, 2016
Exhibit 10.7	through January 5, 2016
Exhibit 10.8	through January 5, 2016
Exhibit 10.9	through January 5, 2016
Exhibit 10.10	through January 5, 2016
Exhibit 10.11	through January 5, 2016
Exhibit 10.12	through January 5, 2016
Exhibit 10.13	through January 5, 2016
Exhibit 10.14	through January 5, 2016
Exhibit 10.15 filed on Feb. 25, 2015	through March 8, 2017
Exhibit 10.15 first filed on March 10, 2015	through March 8, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary